Sullivan & Worcester LLP	T 202 775 1200
1666 K Street NW	F 202 293 2275
Washington, DC 20006	www.sandw.com

June 22, 2009

VIA EDGAR

Securities and Exchange Commission

EDGAR Operations Branch

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:    Virtus Opportunities Trust

Ladies and Gentlemen:

This letter sets forth responses to oral comments received from Brick Barrientos of the staff of the Securities and Exchange Commission (the “SEC”) on June 19, 2009, pertaining to the preliminary proxy statement on Schedule 14A that was filed by Virtus Opportunities Trust (the “Registrant” or “Trust”) on behalf of Virtus Wealth Builder Fund and Virtus Wealth Guardian Fund (each a “Fund,” and together the “Funds”) on June 11, 2009. Where noted, changes, as applicable, have been made and incorporated into the proxy statement.

1.	Comment:	In the answer to the third question in the Q&A, in the last sentence of first paragraph, please also state that the advisory fee will increase.

	Response:	Requested change has been made.

2.	Comment:	In the answer to the third question in the Q&A, in the first sentence of second paragraph, “change in advisory fee” should be “increase in advisory fee.”

	Response:	Requested change has been made.

3.	Comment:	On page 3, the third paragraph of Proposal 1 should only pertain to the Virtus Wealth Builder Fund. Because the proposal will not be voted on by Virtus Wealth Guardian fund shareholders, that fund should not be discussed here.

	Response:	The discussion of Virtus Wealth Guardian Fund has been removed from the description of Proposal 1.

Securities and Exchange Commission

June 22, 2009

4.	Comment:	From page 5, please provide the information about the advisory fees paid to VIA by the Funds in Proposal 2 as well.

	Response:	Requested information has been added to the description of the proposed fee arrangement in Proposal 2.

5.	Comment:	Please provide more specific detail about the experience of the Subadviser that was considered by the Board in the first bullet point under the Basis for the Board’s Recommendation for Proposal 1 on page 7.

	Response:	Specific information about the Subadviser’s experience that was considered by the Board has been added to the first bullet point as requested.

6.	Comment:	In the table comparing current and proposed advisory fees on page 11, please show the amount of actual fees paid and proposed fees for the last fiscal year in columns to the left of the semiannual fees, and add an explanation in the following paragraph why the semiannual fees may be a more accurate portrayal of shareholders’ pro forma fees.

	Response:	The additional advisory fee information has been added as requested.

7.	Comment:	Please discuss any change in profitability to the Adviser from the proposed increased advisory fee under the Basis for the Board’s Recommendation on page 12.

	Response:	Requested disclosure has been added that profitability to the Adviser is not expected to materially increase with the higher proposed advisory fee due to the higher expenses incurred in connection with the active management of the underlying securities.

8.	Comment:	Please also discuss the Subadviser’s experience in the Board’s factors considered in connection with Proposal 2 on page 12.

	Response:	The Board of Trustees did not separately consider the Subadviser’s experience in recommending that shareholders approve the higher advisory fee, because they already considered it as a material factor in recommending to shareholders that they approve the new Subadvisory Agreement. The factors described in the proxy statement accurately reflect the Board’s consideration for each proposal, so the requested change has not been made.

Securities and Exchange Commission

June 22, 2009

9.	Comment:	In the Required Vote discussion on page 13, please clarify that shareholders of each Fund are voting separately and that approval is not interdependent on approval by shareholders of the other Fund.

	Response:	Requested information has been added.

*        *        *

In connection with this filing, the Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced registration statement; (2) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and (3) the Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1227.

Sincerely,

/s/ Arie Heijkoop, Jr.

Arie Heijkoop, Jr.

Attachments

these activities will be assessed directly to the Funds. While the Subadviser will provide investment recommendations each month with respect to each Fund’s investment portfolio, VIA will remain responsible for managing and implementing the trading recommendations for each Fund’s investments. Furthermore, the new strategy is expected to lead to increased trading by VIA for the Funds due to monthly rebalancing of the model portfolio, as well as increased compliance requirements due to subadviser oversight, so the Adviser has requested an increase in the advisory fee as compensation for the additional direct costs it expects to incur.

Shareholders are being asked to approve an increase in the investment advisory fee for each Fund from 0.10% to 0.45%. If approved, the overall expenses are expected to decrease by approximately 25% for Wealth Builder and 16% for Wealth Guardian. (Please refer to the Fee Tables Based on Current and Proposed Fees on pages 11 and 12.) Out of the proposed advisory fee that it would receive as investment adviser of the Funds, VIA (and not the Funds) will pay the Subadviser a subadvisory fee of 0.20%, in addition to incurring the additional expenses of active management.

Q.	How will each Fund’s total expenses be reduced if the advisory fee increase is approved?

A.	If shareholders approve the increase in investment advisory fees, total fund operating expenses are expected to be much lower for each of the Funds due to lower underlying fund expenses. As a fund-of-funds, each Fund bears a proportionate share of expenses of the underlying funds in which it invests. Under the new strategy followed by the Subadviser, the Funds will invest in ETFs with lower expenses than the underlying mutual funds in which the Funds currently invest. The reduction in the Funds’ underlying fund expenses as a result of this change more than offsets the increase in advisory fees, and therefore the Funds’ total operating expenses are expected to decrease by approximately 25% for Wealth Builder and 16% for Wealth Guardian. (Please refer to the Fee Tables Based on Current and Proposed Fees on pages 11 and 12.)

Q.	Why are shareholders of Virtus Wealth Builder Fund being asked to vote on a proposal to permit VIA to hire and replace subadvisers or to modify subadvisory agreements without shareholder approval?

A.

VIA has significant experience hiring and supervising subadvisers. The Board of Trustees believes the proposal will benefit shareholders by allowing VIA, with Board approval, to access broader money management expertise and hire or replace subadvisers without the costly expense of, and unnecessary delays associated with, proxy solicitations. This is especially true in today’s rapidly changing securities markets. The management of Fund assets can be addressed swiftly as changes may be needed. The Funds have already obtained exemptive relief from the Securities and Exchange Commission permitting them to operate in this manner as long as (i) shareholder approval is obtained, (ii) the relevant Board approves each subadviser or subadvisory agreement change and

Fund’s portfolios. After analysis of the Funds’ risk profiles, the Adviser recommended to the Board of Trustees of the Trust that the Board approve F-Squared Investments, Inc. (the “Subadviser”) as subadviser to each Fund, so that the Funds could employ the Subadviser’s investment strategy.

At a meeting of the Board of Trustees of the Trust held on June 3, 2009, the Trustees (including the Trustees who are not “interested persons” as that term is defined in the 1940 Act (“Disinterested Trustees”)) (i) approved for each Fund an investment subadvisory agreement between VIA and the Subadviser, and (ii) recommended to the shareholders of Virtus Wealth Builder Fund for approval of the investment subadvisory agreement between VIA and the Subadviser. Depending on the shareholders’ approval of the change in advisory fee in Proposal 2, if the Subadvisory Agreement is approved by the shareholders of the Virtus Wealth Builder Fund, it will become effective on or about August 24, 2009. The Adviser, rather than the Funds, will pay the subadvisory fee under the Subadvisory Agreement. The Advisory Agreement between the Trust and VIA relating to the Funds will remain in effect, but shareholders will be asked to approve an increase in the advisory fees payable to the Adviser by the Funds under the Advisory Agreement, which will compensate the Adviser for its increased active management, trading and subadviser oversight responsibilities, and for its payment of the subadvisory fees under the Subadvisory Agreement. See Proposal 2 below. Shareholders of Virtus Wealth Builder Fund are being asked to approve the Subadvisory Agreement. Approval by the Virtus Wealth Builder Fund shareholders is not dependent on the appointment of the Subadviser for Virtus Wealth Guardian Fund, while the appointment of the Subadviser for Virtus Wealth Guardian Fund is not affected by the vote of Virtus Wealth Builder Fund shareholders.

The Subadvisory Agreement

The Subadvisory Agreement provides that it will remain in effect until December 31, 2010, and thereafter for successive periods of one year only so long as the Board of Trustees, including a majority of the Disinterested Trustees, specifically approves its continuance at least annually. The Subadvisory Agreement would be subject to termination by VIA or the Subadviser upon 30 days’ written notice and would terminate automatically in the event of its assignment and/or in the event of termination of the Fund’s Advisory Agreement with VIA.

Currently, VIA employs a fund-of-funds strategy that allocates 80% of the Fund’s assets to affiliated underlying equity funds and 20% of the Fund’s assets to affiliated underlying fixed income funds. In contrast, under the proposed arrangement, the Subadviser would provide a model portfolio based on the sector investments included in the published AlphaSectorTM Rotation Index, which utilizes the nine Select Sector SPDRs, which are ETFs representing the primary sectors of the S&P 500® Index, and an ETF representing 1-3 month U.S. Treasury bills (the “Short-term Treasury ETF”). The Subadviser’s proprietary process evaluates each sector on a separately with respect to the Fund and its shareholders. Prior to making its final decision, the Disinterested Trustees met privately with their independent counsel to discuss the information provided.

In their deliberations, the Trustees did not identify any particular information that was all-important or controlling, and each Trustee attributed different weights to the various factors. In recommending that shareholders approve the proposal, the Trustees considered various factors, including:

•

the nature, extent and quality of the services to be provided by the Subadviser. The Trustees reviewed biographical information of the management staff of the Subadviser who would be providing services under the Subadvisory Agreement and noted the breadth and depth of experience of the team leaders, including that each of the three principals of the firm has over two decades of relative experience in key areas. The Trustees noted the Subadviser has managed investments using the strategy since 2001, and that it currently manages approximately $80 million in assets;

•	that the Subadviser employs a team-managed approach and is highly reliant on objective, quantitative models, rather than on any particular individual;

•

the rate of the investment subadvisory fee that would be paid by VIA (and not the Funds) under the Subadvisory Agreement, and the advisory fee paid by the Fund, in light of the reduction in the total fund operating expenses anticipated after the Subadviser is engaged. The Board of Trustees considered the fact that the increase in the proposed advisory fee rate was expected to be more than offset by the reduction in total fund operating expenses, as presented in Proposal 2 below;

•

the historical investment returns of the Index as published by the Subadviser, which not only outperformed the broad market indexes, like the S&P 500® Index, but provided a positive return at certain times when the market indexes provided negative returns; and

•

the fact that there are no other tangible benefits to the Subadviser in providing investment advisory services to the Fund, other than the fees to be earned under the Subadvisory Agreement. There may be certain intangible benefits gained to the extent that serving the Fund could enhance the Subadviser’s reputation in the marketplace, and, therefore, would enable the Subadviser to attract additional client relationships.

In considering the profitability to the Subadviser of its relationship with the Virtus Wealth Builder Fund, the Board noted that the fees under the Subadvisory Agreement were to be paid by VIA out of the advisory fees that it receives under the Advisory Agreement. For these reasons, the profitability to the Subadviser of its relationship with Virtus Wealth Builder Fund was not a material factor in the Board’s deliberations at this time. For similar reasons, the Board did not consider the potential economies of scale in the Subadviser’s management of the Fund to be a material factor in its consideration at this time. Based on all the foregoing reasons, the Board

Subadvisory Agreement by the shareholders of Virtus Wealth Guardian Fund is not required. The subadvisory fees due to the Subadviser under the Subadvisory Agreement will be paid by VIA and not the Funds. To compensate VIA for its commitment to pay the subadvisory fees to the Subadviser, as well as its anticipated higher expenses in connection with its increased active management, trading and subadviser oversight responsibilities, VIA is seeking an increase in the fees payable under the Investment Advisory Agreement for the Funds. The engagement of the Subadviser is intended to lead to better performance, increased asset growth and lower expenses for shareholders, through the Subadviser’s streamlined process for creating its model portfolio and the lower underlying fund expenses of the ETFs that make up the model portfolio. The Board of Trustees of the Trust is proposing that the management fees payable by each of the Funds to VIA be increased to 0.45% of each Fund’s net asset level. The current and proposed management fees for all classes of shares of each of the Funds are as follows:

	First $1 billion	Over $1 billion
Current	0.10%	0.10%
Proposed	0.45%	0.40%

As of March 31, 2009, the Virtus Wealth Builder Fund had $66,816,973 in net assets and the Virtus Wealth Guardian Fund had $32,238,500 in net assets. For the fiscal year ended September 30, 2008, VIA was paid $115,978 and $55,404, respectively, in aggregate investment advisory fees for its services with regard to Virtus Wealth Builder Fund and Virtus Wealth Guardian Fund.

Current and Proposed Fee Tables

Below is a fee table for each Fund that compares the total expenses paid by shareholders in each Fund’s last semi-annual period annualized, based on the current management fee of 0.10%, and what the proposed expenses would be if the appointment of the Subadviser and the increase in the management fee are both approved.

Virtus Wealth Builder Fund

Fee Table Based on Current and Proposed Fees

	Current Class A Shares	Proposed Class A Shares	Current Class C Shares		Proposed Class C Shares
Annual Fund Operating Expenses (expenses that are deducted from fund assets)
Management Fees	0.10%	0.45%	0.10%		0.45%
Distribution and Service (12b-1) Fees(a)	None (b)	0.25%	0.75	%(b)	1.00%
Other Expenses(d)	0.48%	0.48%	0.48%		0.48%
Acquired Fund Fees and Expenses(c) (Underlying Mutual Funds)	1.40%	0.21%	1.40%		0.21%

Total Annual Fund Operating Expenses	1.98%	1.39%	2.73%		2.14%

(b)	Class A Shares and Class C Shares are authorized under the Fund’s 12b-1 plan to pay fees up to 0.25% and 1.00%, respectively. In addition, the underlying affiliated mutual funds’ Class A Shares and Class Y Shares in which the Fund invests impose a 0.25% 12b-1 fee. To avoid duplication of 12b-1 fees, each class of shares of the Fund has reduced the 12b-1 fee by the amount of underlying affiliated mutual funds’ Class A Share and Class Y Share 12b-1 fees. The net amounts are shown in the table.
(c)	Because the Fund invests in other funds, it is a shareholder of those underlying funds and indirectly bears its proportionate share of the operating expenses, including management fees of the underlying funds. These expenses are deducted from the underlying funds before their share prices are calculated and are in addition to the direct fees and expenses borne by the Fund and its shareholders that are also described in the fee tables above. All of the above expenses reflect the expense ratio for the Fund’s last fiscal year and for each acquired (underlying) fund’s most recent fiscal period publicly reported. These estimates may vary considerably based on future asset levels of the Fund, the availability of acquired (underlying) funds, the amount of Fund assets invested in acquired (underlying) funds at any point in time, and the fluctuation of the expense ratios of the acquired (underlying) funds.
(d)	Of the 0.45% management fee, the Adviser will voluntarily waive 0.35% of the management fee associated with the fixed income portion of the portfolio, which will reduce Net Annual Fund Operating Expenses by 0.09%. After the voluntary fee waiver, the proposed Annual Fund Operating Expenses will be 1.43% for Class A and 2.18% for Class C.
(e)	Current fees have been restated to reflect fees based on current asset levels.

Fees Paid to VIA for Last Fiscal Period

Set forth below are the investment advisory fees incurred by the Funds during their last semi-annual period annualized, and a comparison to what the advisory fees would have been under the newly proposed advisory fees.

Investment Advisory Fees

	Advisory Fees Paid During Last Fiscal Year Under Current Fees	Pro Forma Advisory Fees Paid During Last Fiscal Year Under Proposed Fees	Advisory Fees Paid During Last Semi- Annual Period on Annualized Basis Under Current Fees	Pro Forma Advisory Fees Paid During Last Semi- Annual Period on Annualized Basis Under Proposed Fees	Percentage Difference in Current and Pro Forma Fees
Virtus Wealth Builder Fund	$115,978	$521,900	$72,262	$325,002	350%
Virtus Wealth Guardian Fund	$55,404	$249,318	$35,317	$158,925	350%

The advisory fees have been restated in the table above on the more recent semiannual basis to reflect fees based on current asset levels, which have varied significantly from the period as of the end of the most recent fiscal year. The Funds made no other material payments to VIA during their last semi-annual period. While the proposed advisory fees are higher than the advisory fees currently in effect under the Investment Advisory Agreement, the Other Expenses and Acquired Fund Fees and Expenses are expected to be lower for the Funds after the implementation of the Subadviser’s model portfolio strategy, resulting in lower total fund operating expenses. Following is a comparison of the annual fund operating expenses for the Funds and what they are expected to be after the Subadviser is engaged and the new fees under the Investment Advisory Agreement are approved:

	Total Fund Operating Expenses Paid During Last Semi-Annual Period on Annualized Basis Under Current Fees	Pro Forma Total Fund Operating Expenses Paid During Last Semi-Annual Period on Annualized Basis Under Proposed Fees	Percentage Difference in Current and Pro Forma Total Fund Operating Expenses
Virtus Wealth Builder Fund	$1,716,152	$1,289,902	(25)%
Virtus Wealth Guardian Fund	$791,283	$664,143	(16)%

Basis for the Board’s Recommendation

In evaluating, approving and recommending to the Funds’ shareholders that they approve the proposal, the Board of Trustees requested and evaluated information provided by VIA which, in the Trustees’ view, constituted information necessary for the Trustees to form a judgment as to whether implementation of the proposed fee schedule increases would be in the best interests of the Funds and their shareholders.

In recommending that shareholders approve the proposal, the Trustees considered various factors, including:

•

the rate of the investment advisory fees and other expenses that would be paid by the Funds under the amended fee schedules as compared to those of representative comparable funds managed by other investment advisers. The Board of Trustees noted in particular that for each Fund, the proposed new investment advisory fee and total operating expenses would be reasonable because it is within the range of contractual advisory fee rates at comparable asset levels for representative comparable funds, as indicated in material prepared for the Board of Trustees by VIA based on information contained in various publicly available documents. Specifically, for each Fund, the proposed new fee and total operating expenses were below the median of advisory fees and operating expenses for comparable funds;

•	the nature and quality of investment advisory services that would be provided by VIA to the Funds under the proposed structure, as compared with the nature and quality of investment advisory services provided by VIA to the Funds under the current structure. As part of its efforts to improve each Fund’s performance and better manage their risk profile, VIA will incur higher expenses due to its more active management role, including oversight of the Subadviser and increased trading responsibilities expected for the Funds, while the Funds are expected to realize substantially lower total operating expenses;

•

that the profitability to VIA under the proposed higher advisory fee was not expected to be materially different from profitability under the current structure, as the higher advisory fees would be offset by the commitment to pay the subadvisory fee as well as increased active management, trading and subadviser oversight responsibilities and expenses that will be required from VIA due to the new investment strategy by the Subadviser;

•	other benefits to VIA in providing investment advisory services to the Funds, both under the current fee schedules and the proposed new fee schedules; and

•	possible economies of scale to be achieved through the reduction in operating expenses as assets grow while managing the Funds under the proposed new fee schedules.

In considering the proposal, the Board of Trustees concluded that the proposed fee increases should: (i) over the long-term, enable VIA to continue to provide high-quality investment advisory services to the Funds at reasonable and competitive fee rates; and (ii) enable VIA to provide investment advisory services to the Fund at levels consistent with the increased demands of the current marketplace, while engaging high quality subadvisers with consistent investment performance. The Board of Trustees concluded that the proposed fee increases were on balance more favorable for shareholders due to the expected realization by the Funds of substantially lower overall fund operating expenses.

Required Vote

Approval of the amendments to the fee schedule of the Investment Advisory Agreement for the Funds requires the affirmative vote of a majority of the outstanding voting securities of each Fund with such Fund’s share classes voting together. Under the 1940 Act, a majority of the Fund’s outstanding voting securities is defined as the lesser of (1) 67% of the outstanding shares represented at a meeting at which more than 50% of the Fund’s outstanding shares are present in person or represented by proxy or (2) more than 50% of the Fund’s outstanding voting securities. Approval of the fee schedule amendment by shareholders of either Fund is not dependent on approval by shareholders of the other Fund. Approval and implementation of the fee schedule amendments is dependent on shareholder approval of Proposal 1. If the fee schedule amendments are not approved by the Funds’ shareholders, VIA will continue to serve as the Funds’ investment adviser at the current fee level, until the expiration of the agreement, and the Boards of Trustees will consider the options available to the Funds at that time.